UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 1-14315

Cornerstone Building Brands, Inc.*

(Exact name of Issuer as specified in its charter)

5020 Weston Parkway, Suite 400

Cary, NC 27513

(866) 419-0042

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	One (1)*

* On July 25, 2022, Cornerstone Building Brands, Inc. (the “Company”), Camelot Return Intermediate Holdings, LLC (“Parent”) and Camelot Return Merger Sub, Inc. (“Merger Sub”) completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 5, 2022 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Parent and Merger Sub are subsidiaries of investment funds managed by Clayton, Dubilier & Rice, LLC (“CD&R”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent. Prior to the completion of the Merger, CD&R and its affiliates collectively owned approximately 49% of the issued and outstanding shares of Company common stock, par value $0.01 per share (“Company common stock”). As a result of the Merger, investment funds managed by CD&R became the indirect owners of all of the issued and outstanding shares of Company common stock that CD&R did not already own.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 4, 2022	By:	/s/ Alena S. Brenner
		Name:	Alena S. Brenner
		Title:	Executive Vice President, General Counsel and Corporate Secretary